UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
46490

04033006

June 14, 2004

Laura Stein
Senior Vice President
and General Counsel
H.J. Heinz Company
P.O. Box 57
Pittsburgh, PA 15230-0057

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 14 JUNE 2004

Re: H.J. Heinz Company
Incoming letter dated May 13, 2004

Dear Ms. Stein:

This is in response to your letter dated May 13, 2004 concerning the shareholder proposal submitted to H.J. Heinz by Thomas G. Crouthamel, Sr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas G. Crouthamel, Sr.
Box 6459
Brandenton, FL 34281-6459

Laura Stein
Senior Vice President
and General Counsel

WORLD HEADQUARTERS
600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

May 13, 2004

Via Overnight Mail
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: H. J. Heinz Company – Omission of a Shareholder Proposal

Dear Sir or Madam:

We recently received a proposal from Thomas G. Crouthamel, Sr., who has requested that his proposal be included in the Company's proxy statement for its September 2004 Annual Meeting. Mr. Crouthamel proposes that (i) our bylaws be amended to require that an independent director, as defined by The New York Stock Exchange, serve as Chairman of the Board of Directors; and (ii) the offices of President and Chief Executive Officer be held by two different individuals. The proposal is attached hereto as Exhibit "A."

We believe the proposal may be excluded from our proxy statement for the following reasons:

1. The proposal is beyond the power and authority of the Board of Directors to implement and, therefore, may be excluded under Rule 14a-8(i)(6);

2. Rule 14a-8(i)(3) permits full or partial exclusion of a proposal or supporting statement from the Company's proxy materials if the proposal or portions thereof are contrary to any SEC proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials (including opinions stated as fact and undocumented assertions of fact), and Rule 14a-8(10) regarding proposals that have been substantially implemented or rendered moot.

3. The proposal deals with a matter relating to the Company's ordinary business operations, and accordingly may be excluded under Rule 14a-8(i)(7).

We understand that the Division of Corporation Finance has recently permitted a number of companies to exclude substantially similar proposals from their proxy statements. *See SouthTrust Corporation* (Jan. 16, 2004), *Bank of America Corporation* (Feb. 24, 2004), *Amsouth Bancorporation* (Feb. 24, 2004), and *Wachovia Corporation* (Feb. 24, 2004). As explained

Mailing Address: H. J. Heinz Company, P.O. Box 57, Pittsburgh, Pennsylvania 15230-0057
Telephone: 412 456 5711 / FAX: 412 456 5795 / E-Mail: laura.stein@hjheinz.com

more fully below, we request that the Staff concur that the proposal may be excluded on the same grounds, among other alternative grounds that we believe are equally applicable. Reasons for the Company's conclusions are more particularly described below.

Finally, for the reasons outlined in Section 4 below, we seek a waiver under Rule 14a-8(j) for filing this request at least 80 calendar days before the filing of our definitive proxy materials.

1. THE PROPOSAL IS BEYOND THE POWER AND AUTHORITY OF THE BOARD OF DIRECTORS TO IMPLEMENT AND MAY BE EXCLUDED UNDER RULE 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal "if the company would lack the power and authority to implement the proposal." As noted above, the Staff recently concurred in the exclusion of substantially similar shareholder proposals to separate the roles of Chairman and Chief Executive Officer, and to require an independent Chairman of the Board. The Staff issued no action letters in *SouthTrust Corporation* (Jan. 16, 2004); *Bank of America Corporation* (Feb. 24, 2004); *AmSouth Bancorporation* (Feb. 2, 2004); and *Wachovia Corporation* (Feb. 24, 2004), wherein the foregoing companies sought to omit proposals calling for an independent board chairman and the separation of the roles of board chairman and chief executive officer. In each response, the Staff stated in particular that, "[i]n our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." The arguments accepted by the Staff in those letters are equally applicable to this issue.

The proposal is beyond the power and authority of the Company's Board to implement for the same reasons that are cited in *Southtrust Corporation, Bank of America, AmSouth Bancorporation,* and *Wachovia Corporation.* First, under Pennsylvania law, the directors are elected by shareholders, not by Board members. It is not, therefore, within the Board's power to ensure that a sufficient number of independent directors would be elected to the board to serve as Chairman as well as to serve on board audit, corporate governance and compensation committees, each of which must be staffed with "independent" directors under recently amended NYSE listing standards. Further, even if a sufficient number of independent directors willing to serve on the Board were found, it does not necessarily follow that one of those directors would have the time, desire, and qualifications to devote to such an important position as Chairman. Such individual would likely require high compensation to perform duties that are currently performed without duplicate compensation by the current combined Chief Executive Officer and Chairman.

2. THE PROPOSAL IS MATERIALLY FALSE AND MISLEADING UNDER RULES 14a-8(i)(3) AND 14a-9.

The proposal contains several false, misleading, and/or irrelevant statements that justify the proposal's exclusion pursuant to Rule 14a-8(i)(3), which permits exclusion of a proposal (or portion thereof or supporting statement) if any statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. This includes false or misleading statements, opinions stated as fact and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003, relating to false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003, relating to false or misleading statements and undocumented assertions of fact); and *Kroger Co.* (Feb. 18, 2003, false or misleading statements). We believe that the proposal contains several such statements, which are set forth below.

Moreover, the proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire proposal from its proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). We urge the Staff to provide such relief here. *See, e.g., The Swiss Helvetia Fund, Inc.* (Apr. 3, 2001); and *General Magic, Inc.* (May 1, 2000).

Proposal Statements:

"Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have affected Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred. All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer. . . a former CEO or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the Company."

"In order to be 'more focused,' the Company spun off to Del Monte the pet food, baby food, and private label soups operations that represented $1.8 billion of the firm's sales, or 20% of the firm's revenues. In addition, after 34 consecutive years of increasing dividends, the Company has reduced the dividends paid to the shareholders. The . . . Company has grown too large and too complicated for one individual to effectively handle the three most important posts within the Corporation, Chairman of the Board, President, and Chief Executive Officer."

"In the past when the Company was a smaller entity, albeit with a huge number of products, this combining of officers may have served the Company well, but by its own admission, the Company outgrew the abilities of one man to do the job of running the Company."

"Back in 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with 'organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises'."

Responses:

The foregoing quoted passages of the proposal are materially false and misleading for several reasons. The first passage quoted above states without foundation that there is a greater likelihood that the Company will be involved in an Enron-type scandal because it has a non-independent Chairman. There is no basis for this statement, and it is an assertion unsupported by any fact. There is also no evidence to support the opinion regarding the allegation of a causal link between the reduction in dividend amount and the Chairman, Chief Executive Officer and President positions being held by one person.

The statements by Mr. Crouthamel in the second and third passages culminating in the proponent's assertion of an "admission" by the Company regarding the inability of one man to run the Company are also false and unsupported by any citations or other evidence. The Company has made no such admission, and the related statements are merely opinion.

Additionally, with respect to the last quoted passage, no citation to the Blue Ribbon Commission on Director Professionalism is included in the proposal to assist shareholders of the Company in verifying the accuracy of this language, and to view it in context. In several instances in the past, the SEC has directed that accurate citations to the source of quotes be included in proposals by a proponent. *See, e.g., Monsanto Co.* (Nov. 26, 2003); *AMR Corp* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); and *The Boeing Co.* (Feb. 26, 2003).

Furthermore, having a Chief Executive Officer evaluation process is not relevant to whether the Chief Executive Officer and Chairman or President positions should be separated. The functions cited by Mr. Crouthamel are already handled by independent directors pursuant to committee charters: The independent chairman of the Management Development and Compensation Committee is responsible for organizing the Board's evaluation of the Chief Executive Officer and for providing feedback, and the independent chairman of the Corporate Governance Committee is tasked with chairing executive sessions of the Board. Accordingly, aside from being irrelevant to the subject of the proposal, the passage refers to tasks that are already being implemented.

3. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(7) ON THE GROUND THAT IT RELATES TO THE CONDUCT OF ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

The SEC stated in a 1998 release amending the stockholder proposal rule that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See Exchange Act Release No. 34-40018* (May 21, 1998) *at 11*. Further, a proposal should not "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be able to make an informed judgment." *See Exchange Act Release No. 34-40018* (May 21, 1998) *at 22*. Such proposals have included requests to seek new management, hire or terminate officers, censure officers, or change the duties of officers. *SouthTrust Corp.* (Nov. 25, 2003). *See, also, UAL Corp.* (Mar. 15, 1990) (proposal requesting a censure of an executive officer); *Exxon Corp.* (Jan. 26, 1990) (proposal to remove the Chief Executive Officer); *Philadelphia Elec. Co.* (Jan. 29, 1988) (proposal to terminate the chairman and president); *Public Service Co. of Colorado* (Mar. 19, 1987) (proposal to seek new leadership in management of the company); and *U.S. Air, Inc.* (Feb. 1, 1980) (proposal to create separate offices for the chairman and president).

In our view, the portion of the proposal that requests the separation of the positions of President and Chief Executive Officer clearly relates to the conduct of ordinary business operations of the Company. In fact, the Chief Executive Officer position is not mandated by Pennsylvania law and is purely the result of an internal business determination of responsibilities of executive officers pursuant to the Company's ordinary operations. Applicable Pennsylvania law only requires that "[e]very business corporation shall have a president, a secretary and a treasurer, or persons who shall act as such, regardless of the name or title by which they may be designated, elected or appointed and may have such other officers and assistant officers as it may authorize from time to time." 15 Pa.C.S. § 1732 (2003). Further, Article IV, Section 4, of the Company's By-Laws states that the "President shall be the Chief Executive Officer and shall have general supervision over the business and affairs of the Company." The Chief Executive Officer position is therefore synonymous with the President position, and is purely the result of an internal business determination of responsibilities and titles of executive officers pursuant to the Company's ordinary operations. Moreover, the hiring of a new President or Chief Executive Officer would entail the payment of high compensation to perform duties that are currently performed without duplicate compensation by the current combined President and Chief Executive Officer.

Mr. Crouthamel's proposal would not only require the amendment of the Company's By-Laws, but it would require the termination of one of the current positions held by our current President and Chief Executive Officer by dividing the position and its responsibility. This proposal is distinguishable from proposals which seek an independent board chairman, as the former relates to internal employment matters of the Company, and the latter to board governance principles. The requested amendment therefore falls squarely within the ambit of the May 21, 1998 Release which permits exclusion of proposals seeking to hire or terminate officers or change the duties of officers. Furthermore, Mr. Crouthamel has not delineated how the duties of President and Chief Executive Officer would be separated, thereby rendering his proposal vague and indefinite, and it is our conclusion that it could alternatively be excluded under Rule 14a-8(i)(3).

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action to the SEC if the Company omits the proposal from its proxy materials for the 2004 proxy season.

WAIVER OF 80-DAY FILING REQUIREMENT UNDER RULE 14a-8(j).

Finally, the Company seeks a waiver of the 80-day filing requirement under Rule 14a-8(j). This relief would accommodate the Company's decision to continue to mail its proxy statement and Annual Report on Form 10-K together, even in the face of the accelerated filing date for the 10-K, and to possibly move up its annual meeting date next year. While the Company has not yet made a definitive determination on its filing and mailing dates or the date of its annual meeting, it requests this relief now to accommodate the possible acceleration of its historical schedule.

In the past, the Company has typically filed its definitive proxy materials on or about August 2 of each year for an annual meeting to be held in mid-September, and mailed both the proxy and the 10-K to the shareholders in one package. As the filing deadline for the 10-K has been accelerated this year to early July, the Company is considering the possibility of filing and mailing its proxy statement early as well, so that it could continue its practice of providing both documents to shareholders together. Additionally, the Company is considering this opportunity to schedule its annual shareholder meeting in early August next year instead of mid-September, which would require accelerating the shareholder proposal deadline for next year.

In order to achieve all of these goals, the Company would have to file its definitive proxy materials this year in early July. In that event, the Company would not have met the requirement in Rule 14a-8(j) that no-action letter requests be filed no later than 80 calendar days before a company expects to file its definitive proxy materials. However, that Rule contemplates a waiver of the 80-day requirement "if the company demonstrates good cause for missing the deadline." We respectfully submit that we have demonstrated good cause. If the Company does not meet the 80-day filing requirement, it will be because it has decided to file and mail its proxy materials early. We believe that it would be in the best interests of shareholders to receive both the proxy materials and the 10-K together and as early as possible, thereby giving investors additional time to review the information prior to the annual meeting.

Finally, we believe that Mr. Crouthamel has not been prejudiced by our filing of this request later than the 80-day deadline, as representatives of the Company met with Mr. Crouthamel on May 10, 2004 (following his return from vacation) to discuss his proposal and the Company's concerns. At that meeting, Mr. Crouthamel and the Company's representatives discussed the merits of the proposal, and Mr. Crouthamel had the opportunity to review and respond to our opposing arguments through his review of similar proposals from which he developed his current proposal. Therefore, we respectfully request that the Staff waive the 80-day deadline based upon the foregoing facts.

Kindly note that as required by Rule 14a-8(j), six (6) copies of this letter and exhibit are enclosed hereto, and a copy of this letter, as well as the exhibit, has been forwarded to Proponent on this same date. Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions or require additional information concerning this request, please do not hesitate to telephone me at (412) 456-5700.

Very truly yours,

Laura Stein

Laura Stein
Senior Vice President and General Counsel

Enclosures

cc: Thomas G. Crouthamel, Sr.

18886-4
SEC-00009
5/13/2004

EXHIBIT A

APR 5 - REC'D

Thomas G. Crouthamel, Sr.
Box 6459
Bradenton, FL 34281-6459
(941) 753-5179
E-mail: croutsr@mindspring.com

April 2, 2004

Rene D. Biedzinski, Corporate Secretary
H.J. Heinz Company
900 Grant Street
Pittsburgh, PA 15219

Ms. Biedzinski:

Madalene D. Crouthamel, and I, holders of over 300 shares of Heinz stock, would like to place before the stockholders the attached stockholder proposal for their consideration and vote at the next stockholders' meeting.

Thank you,

THOMAS G. CROUTHAMEL, Sr.

RESOLVED: The shareholders of H.j. Heinz Company ("Company") urge the Board of Directors to amend the Company's by laws to require that an independent director - as defined by the rules of the New York Stock Exchange ("NYSE")-who has not served as an officer of the Company serve as the Chairman of its Board of Directors, and that the office of President and the office of Chief Executive Officer (CEO) be held by two different individuals.

SUPPORTING STATEMENT: The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have proposed new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred. All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), a former CEO or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the company.

The Heinz Company not only has one man serving as Chairman of the Board, but he is also serving as President, and Chief Executive Officer (CEO). In the past when the Company was a smaller entity, albeit with a huge number of products, this combining officers may have served the Company well, but by its own admission, the Company out grew the abilities of one man to do the job of running the Company. In order to be "more focused" the Company spun off to Del Monte the pet food, baby food, and private label soups operations, that represented $1.8 billion of the firm's sales, or 20% of the firm's revenues. In addition, after 34 consecutive years of increasing dividends, the company has reduced the dividends paid to the shareholders. The H.J. Heinz Company has grown too large and too complicated for one individual to effectively handle the three most important posts within the Corporation, Chairman of the Board, President, and Chief Executive Officer.

In the United Kingdom it is common to separate the offices of Chairman and CEO. Back in 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

We respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman, and to have two individuals serve as President and Chief Executive Officer.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H.J. Heinz Company
Incoming letter dated May 13, 2004

The proposal urges the Board of Directors to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board and that the office of the President and the office of the Chief Executive Officer be held by two different individuals.

There appears to be some basis for your view that H.J. Heinz may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if H.J. Heinz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which H.J. Heinz relies.

We note that H.J. Heinz did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel